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VIA EDGAR CORRESPONDENCE
Larry M. Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3628

Re:	Checkpoint Systems, Inc.
Form 10-K for the year ended December 27, 2009
Filed February 23, 2010
File No. 1-11257
Dear Mr. Spirgel:
     On behalf of our client, Checkpoint Systems, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter on March 30, 2010, to the above-referenced filing. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.
Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Valuation of Long-lived Assets, page 16
1.	We note that goodwill represents approximately 24% of total assets as of December 27, 2009. In light of the significance of your goodwill balance and the decline in revenue and gross profit during 2009, you should expand the disclosures in your critical accounting policies regarding your impairment testing policy. The disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your goodwill.

VIA EDGAR CORRESPONDENCE

Specifically, for each reporting unit in which fair value is not substantially in excess of the carrying value we believe you should provide the following information:
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us with your proposed disclosures to be included in your next Form 10-Q.

Response:

In future filings, we will update our critical accounting policies and estimates section with updated disclosure substantially in the following form:

Critical Accounting Policies and Estimates

Valuation of Long-lived Assets. Our long-lived assets include property, plant, and equipment, goodwill, and identified intangible assets. With the exception of goodwill and indefinite-lived intangible assets, long-lived assets are depreciated or amortized over their estimated useful lives, and are reviewed for impairment whenever changes in circumstances indicate the carrying value may not be recoverable. Recoverability is determined based upon our estimates of future undiscounted cash flows. If the carrying value is determined to be not recoverable an impairment charge would be necessary to reduce the recorded value of the assets to their fair value. The fair value of the long-lived assets other than goodwill is based upon appraisals, quoted market prices of similar assets, or discounted cash flows.

Goodwill and indefinite-lived intangible assets are subject to tests for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We test for impairment on an annual basis as of fiscal month end October of each fiscal year, relying on a number of factors including operating results, business plans, and anticipated future cash flows. Our management uses its judgment in assessing whether goodwill has become impaired between annual impairment tests. Reporting units are primarily determined as the geographic areas comprising our business segments, except in situations when

VIA EDGAR CORRESPONDENCE

aggregation of the reporting units is appropriate. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds the fair value, then the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

The implied fair value of our reporting units is dependent upon our estimate of future discounted cash flows and other factors. Our estimates of future cash flows include assumptions concerning future operating performance and economic conditions and may differ from actual future cash flows. Estimated future cash flows are adjusted by an appropriate discount rate derived from our market capitalization plus a suitable control premium at the date of evaluation. The financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate, and through our stock price that we use to determine our market capitalization. Therefore, changes in the stock price may also affect the result of the impairment test. Market capitalization is determined by multiplying the number of shares outstanding on the assessment date by the average market price of our common stock over a 30-day period before each assessment date. We use this 30-day duration to consider inherent market fluctuations that may affect any individual closing price. We believe that our market capitalization alone does not fully capture the fair value of our business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of our business. The difference between the sum total of the fair value of our reporting units and our market capitalization represents the control premium. As of the date of our goodwill impairment test, management has assessed our control premium to be within a reasonable range.

We have not made any changes to our methodology used in our annual impairment test since the adoption of SFAS 142. Determination of the fair value of a reporting unit is a matter of judgment and involves the use of estimates and assumptions, which are based on management’s best estimates at the time.

We use an income approach (discounted cash flow approach) for the determination of fair value of our reporting units. Our projected cash flows incorporate many assumptions, the most significant of which include variables such as future sales, growth rates, operating margin, and the discount rates applied.

Assumptions related to revenue, growth rates and operating margin are based on management’s annual and ongoing forecasting, budgeting and planning processes and represent our best estimate of the future results of operations across the company. These estimates are subject to many assumptions, such as the economic environment across the segments in which we operate, end demand for our products, and competitor actions. The use of different assumptions would increase or decrease estimated discounted future cash flows and could increase or decrease an impairment charge. If the use of these assets or the projections of future cash flows change in the future, we may be required to record impairment charges. An erosion of future business results in any of the business units or

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significant declines in our stock price_could result in an impairment to goodwill or other long-lived. These risks are discussed in Item 1A, “Risk Factors”, of this document.
Specifically, an unanticipated deterioration in revenues and gross margins generated by our Retail Merchandising Solutions segment could trigger future impairment in that segment. Our Retail Merchandising Solutions segment is composed of three reporting units. Goodwill for one reporting unit within the Retail Merchandising Segment did not substantially exceed its respective carrying value. As of December 27, 2009, the goodwill for this one reporting unit totaled $66.5 million. The fair value of this reporting unit exceeded its respective carrying value as of the date of the most recent impairment test by approximately 10%. In determining the fair value of this reporting unit, our projected cash flows did not contain significant growth assumptions. In addition, the discount rate used in determining the discounted cash flows for this reporting unit was lower than that used for reporting units in other segments due to the lower risk associated with these low growth rates. However, a 10% decline in operating results, or a 2% increase in our discount rate could result in a future decrease in the fair value of this reporting unit which could result in a future impairment.
All other reporting units within the Retail Merchandising segment exceed their respective carrying value by more the 35%. The fair values for the reporting units in our remaining segments exceeded their respective carrying values as of the date of the impairment test by more than 20%. (See Notes 1 and 5 of the Consolidated Financial Statements.)
* * * * *
     If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Alison Klein at (212) 906-1279.

Very truly yours,
/s/ Joel H. Trotter
Joel H. Trotter
LATHAM & WATKINS LLP

cc:	Robert P. van der Merwe
Checkpoint Systems, Inc.

John Van Zile
Checkpoint Systems, Inc.

VIA EDGAR CORRESPONDENCE

Raymond D. Andrews
Checkpoint Systems, Inc.